Exhibit 12
MARRIOTT INTERNATIONAL, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year
($ in millions, except ratio)	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$1,255	$1,088	$897	$849	$356
(Income) loss related to equity method investees	(16)	(6)	5	13	13
	1,239	1,082	902	862	369
Add/(deduct):
Fixed charges	228	202	212	236	274
Interest capitalized	(9)	(33)	(32)	(28)	(19)
Distributed income of equity method investees	5	6	8	7	5
Earnings attributable to Marriott available for fixed charges	$1,463	$1,257	$1,090	$1,077	$629
Fixed charges:
Interest expensed and capitalized (1)	$176	$148	$152	$165	$183
Estimate of interest within rent expense	52	54	60	71	91
Total fixed charges	$228	$202	$212	$236	$274
Ratio of earnings attributable to fixed charges	6.4	6.2	5.1	4.6	2.3

(1)	“Interest expensed and capitalized” includes amortized premiums, discounts, and capitalized expenses related to indebtedness.

Exhibit 12